Exhibit 99.1

Navigator Gas Announces Change to Board of Directors

LONDON, May 9, 2025 – Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announces the following change to its board of directors (the “Board”) with effect from June 16, 2025:

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Yngvil Åsheim, who joined the Company’s Board in June 2023, as a designee of BW Group Limited and who served on and contributed significantly to the Company’s Compensation and ESG Committees, resigns as a director.

The size of the Board therefore, will reduce from seven to six members, with effect from June 16, 2025.

Dag von Appen, Non-Executive Chairman of the Board, commented:

“On behalf of Navigator Gas and the Board, I would like to express our thanks and gratitude to Yngvil for her dedicated service and invaluable contributions over the last two years. Yngvil’s extensive maritime industry knowledge and experience have been instrumental in driving our business strategy. We wish her all the best in future undertakings and continued success in all her professional endeavours.”

About Navigator Gas

Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 59 semi- or fully-refrigerated liquefied gas carriers, 28 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

For media enquiries or further information, please contact:

Alexander Walster

Head of ESG & Communications

Email: communications@navigatorgas.com

Verde, 10 Bressenden Place, London, SW1E 5DH, UK

Tel: +44 (0)7857 796 052, +44 (0)20 7045 4114

Navigator Gas Investor Relations

Email: investorrelations@navigatorgas.com, randy.giveans@navigatorgas.com

333 Clay Street, Suite 2400, Houston, Texas, U.S.A. 77002

Tel: +1 713 373 6197, +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Category: General